Exhibit 15.1
Letter of Agreement from KPMG
June 29, 2010
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We have been the principal accountants for Natuzzi S.p.A. and its subsidiaries (the “Group”) until the filing of its Annual Report on Form 20-F dated June 29, 2010, we reported on the consolidated financial statements of the Group as of December 31, 2009 and 2008, and for the three years ended December 31, 2009, 2008, and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2009. At the Group’s General Assembly of Shareholders on April 30, 2010, we were replaced as the principal accountants for the year ending December 31, 2010. We have read the Group’s statements included under Item 16F of its Annual Report on Form 20-F, dated June 29, 2010, and we agree with such statements.
Very truly yours,
/s/ KPMG S.p.A.